

November 1, 2012

<u>Via facsimile</u>
Mr. Christopher Cronin
President and Director
Commonwealth Realty Partners, Inc.
50 Federal Street
Newburyport, MA 01950

> **Re: Commonwealth Realty Partners, Inc.**
> **Item 4.01 Form 8-K**
> **Filed October 30, 2012**
> **File No. 333-163807**

Dear Mr. Cronin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 4.01(a)</u>

1. Item 304(a)(1)(iv) of Regulation S-K requires a statement whether during the registrant's two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-K.

Item 4.01(b)

2. Please revise your Form 8-K to comply with the requirements of Regulation S-K Item
    304 (a)(2). Specifically, disclose the date on which your new accountants were engaged.
    In making any disclosures about consultations with your new accountants, please ensure
    you disclose any consultations up through the date of engagement.

Exhibit 16.1

3. To the extent that you make changes to the Form 8-K to comply with our comments,
    please obtain and file an updated Exhibit 16 letter from the former accountants stating
    whether the accountant agrees with the statements made in your revised Form 8-K.

Item 4.02

4. We note that your Form 10-Q for the period ended August 31, 2012 was filed without
    being reviewed by your independent registered public accounting firm. Please file a
    Form 8-K pursuant to Item 4.02. Also, file a complete amendment to your Form 10-Q to
    include reviewed financial statements.

        As appropriate, please amend your filing and respond to these comments within five
business days or tell us when you will respond. You may wish to provide us with marked copies
of the amendment to expedite our review. Please furnish a cover letter with your amendment
that keys your responses to our comments and provides any requested information. Detailed
cover letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the
    Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the
    Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3432.

Sincerely,

/s/ William H. Demarest IV

William H. Demarest IV
Accountant